James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 7 April 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 6 April 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

James Hardie Industries plc Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street Dublin 2, D02 WR20 Ireland 6 April 2023 Dear Sir/Madam Re: Disclosure of change in notifiable interest Pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014, Bennelong Funds Management Group Pty Ltd (and its Subsidiaries and Affiliates1 as listed in Annexure A) (“BFMG”) discloses a change in notifiable interest in James Hardie Industries plc. As per the previous notification provided on 7 October 2022, BFMG held a notifiable interest in James Hardie Industries plc Chess Depositary Interests (“CDIs”) of 4.98% ordinary share capital on that date. This figure was based on a holding of 22,212,449 shares and a total of 445,654,922 shares on issue. As of 6 April 2023, BFMG now holds a notifiable interest in James Hardie Industries plc CDIs of 5.23% ordinary share capital. This figure is based on a holding of 23,122,344 shares and a total of 442,056,296 shares on issue. The registered holders of these shares are as follows: Registered holder Number of CDIs held Citibank 20,098,061 BNP Paribas 1,383,675 NAB Asset Servicing 708,471 UBS 631,673 JPMorgan 300,464 Yours sincerely Jeff Phillips Company Secretary 1 For the purposes of this Notice and pursuant to s 608(3) of the Corporations Act 2001 (Cth), ‘Affiliates’ means any body corporate or managed investment scheme in which the Group’s voting power is over 20% or which is controlled by the Group.

Annexure A Subsidiaries BennBridge Ltd (Company Number 10480050) Bennelong Funds Management Ltd (ACN 111 214 085) Affiliates 4D Infrastructure Pty Ltd (ACN 604 979 259) BambuBlack Asset Management LLP (OC427173) Bennelong Australian Equity Partners Pty Ltd (ACN 131 665 122) Bennelong Long Short Equity Management Pty Ltd (ACN 118 724 173) Kardinia Capital Pty Ltd (ACN 152 003 186) Quay Global Investors Pty Ltd (ACN 163 911 859) Skerryvore Asset Management LLP (OC429371) Touchstone Asset Management Pty Ltd (ACN 605 911 519)